SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 7
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION
           -------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.10 par value)
                ---------------------------------
                 (Title of Class of Securities)

                            903293405
                    -------------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                     J.R. Simplot Foundation
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
             ---------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        November 13, 2000
              -------------------------------------
                  (Date of event which requires
                    filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             2,360,000
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power        2,360,000
Reporting
Person With:        10)  Shared Dispositive Power        100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,460,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     5.7%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power               100,000
Shares
Beneficially        8)   Shared Voting Power
Owned
by Each             9)   Sole Dispositive Power          100,000
Reporting
Person With:        10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                     0
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power                0
Reporting
Person With:        10)  Shared Dispositive Power        100,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                   0
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power              0
Reporting
Person With:        10)  Shared Dispositive Power      100,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     S-Sixteen Limited Partnership

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     Idaho

Number of           7)   Sole Voting Power             170,000
Shares
Beneficially        8)   Shared Voting Power                 0
Owned
by Each             9)   Sole Dispositive Power        170,000
Reporting
Person With:        10)  Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     170,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.4%

14)  Type of Reporting Person

     PN

     The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 7 amends the
Schedule 13D originally filed on December 28, 1998 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on January 26, 1999, as amended by Amendment No. 2 to
Schedule 13D filed on April 23, 1999, as amended by Amendment No.
3 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 4 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 5 to Schedule 13D filed December 29, 1999, and as amended by Amendment No. 6 to Schedule 13D filed October 20, 2000. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report sales of Stock by the Trust.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     (a - b) As of November 20, 2000, the Trust owned 2,460,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of November 20, 2000, the Foundation owned 100,000 shares. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation.

     As of November 20, 2000, S-Sixteen owned 170,000 shares.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 2000 (the "10-Q"), the shares owned by the Trust, the Foundation and S-Sixteen constitute approximately 5.7 % of the 43,388,552 shares of Stock outstanding, as reported in the 10-Q.

     (c)  Since the filing of Amendment No. 6 to and including
November 14, 2000, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:


       Sale              No. of         Price per Share
       Date              Shares         (including commissions)
     --------            -------        -----------------------

     11/08/00             11,700        $17.50
     11/10/00            300,000        $15.0698
     11/13/00            368,400        $14.0168
     11/14/00            354,900        $14.0825

                           Page 7 of 8

     (d - e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                              J.R. Simplot Self-Declaration of
                              Revocable Trust


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  November 21, 2000

                              J.R. Simplot Foundation


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, President

Date:  November 21, 2000

                              S-Sixteen Limited Partnership

                              By:  J.R. Simplot Self-Declaration of
                                   Revocable Trust, General Partner


                              By   //s// J.R. Simplot
                              ----------------------------------
                                        J.R. Simplot, as Trustee
Date:  November 21, 2000